Exhibit 99.4

1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.600 | F. 212.682.0200 www.torys.com

May 11, 2021

HEXO Corp.

3000 Solandt Road

Kanata, ON K2K 2X2

Ladies and Gentlemen:

Re:	HEXO Corp. – Prospectus Supplement dated May 11, 2021 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus dated May 7, 2021

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement relating to relating to the offering of up to C$150,000,000 aggregate amount of common shares of HEXO Corp.

In giving this consent, we do not acknowledge that we are in the category of persons required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Torys LLP